

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via E-mail
Douglas A. Johns
Executive Vice President and
General Counsel
Hexion U.S. Finance Corp.
180 East Broad Street
Columbus, OH 43215

>   **Re: Hexion U.S. Finance Corp.**
>   **Registration Statement on Form S-4**
>   **Filed April 17, 2012**
>   **File No. 333-180774**

Dear Mr. Johns:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not be released from their guarantees and subsidiary guarantors may only be released from their guarantees in customary circumstances.

    Please advise us as to whether the indenture contains any provisions for the release of the parent's guarantee. If such release provisions do exist, you may be disqualified from relying on the exceptions contained in Rule 3-10 of Regulation S-X and each issuer of a guaranteed security and each guarantor of that security must file the financial statements specified by Regulation S-X for a registrant.

As for the release provisions applicable to the subsidiary guarantees, please advise us as to whether or not those provisions apply in only customary circumstances. If the release provisions are so limited, please revise your footnote disclosure to indicate that the full and unconditional guarantees of the subsidiary guarantors are subject to customary release provisions.

Prospectus Cover Page

2. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Market and Industry Data and Forecasts, page iii

3. Please remove the disclaimer in the first sentence of the second paragraph under this heading. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.

The Exchange Offer, page 148

Expiration Date; Extensions; Amendments; Termination, page 150

4. Please confirm in your prospectus that any notice of extension will disclose the number of initial notes tendered as of the date of the notice in compliance with Rule 14e-1(d).

Item 22. Undertakings, page II-19

5. Please provide the undertakings required by Items 512(a)(5)(ii) and (6) of Regulation S-K.

Exhibit 23.1

6. Please file an auditor's consent that relates to the subject registration statement on Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 if you have any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP (via E-mail)